United Online Reports First-Quarter Results

•                  Record Quarterly Net Growth of 322,000 Classmates Media Segment Pay Accounts

•                  Classmates Media Segment Revenues Increase 22% vs. Q1 2007

•                  Net Cash Provided By Operating Activities Increases 15% vs. Q1 2007

WOODLAND HILLS, Calif., MAY 6, 2008 — United Online, Inc. (Nasdaq: UNTD), a leading provider of consumer Internet and media services, today reported financial results for its first quarter ended March 31, 2008.

“United Online delivered an exceptional first quarter, highlighted by record net growth of 322,000 pay accounts in our Classmates Media segment that underscores the favorable reception to Web site enhancements introduced on our social networking properties in recent months,” said Mark R. Goldston, chairman, president and chief executive officer.  “Most important, our significant growth in Classmates Media pay accounts again helped drive impressive revenue growth and bottom-line quarterly results for the segment.”

Goldston continued, “The Communications segment also continued to deliver solid results against our primary objective of operating the Communications business for profitability and cash flow as the segment reported an all-time record adjusted OIBDA level of 38.4% of segment revenues.  The financial performance of the Communications segment and the Classmates Media segment helped United Online achieve a 31% increase in free cash flow during the first quarter versus the year-ago period.”

“Our strong financial performance in the first quarter, particularly in the Classmates Media segment that includes Classmates and MyPoints, demonstrates that our businesses are performing well and provides a foundation for further expansion,” Goldston added.  “We believe our recently-announced merger agreement, providing for the acquisition of FTD Group, Inc. (NYSE: FTD) by United Online, offers a broad range of scale, diversification and financial benefits for the combined company, and we believe will enable us to cross-market FTD products to United Online’s more than 50 million registered accounts.”

Summary Results for First Quarter Ended March 31, 2008:

The following table summarizes key financial results for the first quarter ended March 31, 2008:

	(in millions, except per share and account figures)
Financial Highlights	Q1 2008	Q1 2007	% Change
Classmates Media revenues	$51.9	$42.4	22%
Communications revenues	69.9	87.4	(20)%
Consolidated revenues	$121.8	$129.9	(6)%

GAAP operating income	$20.4	$22.1	(8)%
Adjusted OIBDA(1)	$38.7	$34.4	12%
Adjusted OIBDA as a % of consolidated revenues	31.7%	26.5%

GAAP net income	$13.0	$13.0	—
GAAP diluted net income per share	$0.19	$0.19	—

Adjusted net income(2)	$22.2	$18.5	20%
Adjusted diluted net income per share(2)	$0.31	$0.27	15%

Net growth in total pay accounts(3)	215,000	130,000	65%

•                  Classmates Media segment revenues were a record $51.9 million, an increase of 22% versus the year-ago quarter.

•                  Communications segment revenues were $69.9 million, a decline of 20% versus the year-ago quarter.

•                  GAAP operating income was $20.4 million, a decrease of 8% versus the year-ago quarter.

•                  Adjusted OIBDA(1) was $38.7 million, an increase of 12% versus the year-ago quarter.

•                  Adjusted OIBDA expanded to 31.7% of consolidated revenues from 26.5% of consolidated revenues in the year-ago quarter.

•                  GAAP diluted net income per share was $0.19, unchanged from the year-ago quarter.

•                  Adjusted diluted net income per share(2) was $0.31, an increase of 15% from $0.27 in the year-ago quarter.

•                  Pay accounts(3) increased by a net 215,000 during the 2008 first quarter, representing the company’s highest quarterly increase (excluding acquisitions) in five years.  Total pay accounts were 5.6 million at March 31, 2008.

Scott H. Ray, executive vice president and chief financial officer, commented, “We continue to maintain a highly disciplined approach to financial management, demonstrated by our strong year-over-year growth in consolidated adjusted OIBDA as a percentage of consolidated revenues in the first quarter.  Our success at effectively managing operating costs, combined with our marketing and product initiatives, were key factors that enabled the company to achieve this improved performance versus the year-ago period.”

Cash Flows, Balance Sheet and Dividend Highlights For First Quarter Ended March 31, 2008:

•                  Cash flows from operations were $29.0 million, an increase of 15% versus the year-ago quarter.

•                  Free cash flow(4)  was $26.6 million, an increase of 31% versus the year-ago quarter.

•                  Cash, cash equivalents and short-term investments at March 31, 2008 increased to a combined $224.0 million from $218.3 million at December 31, 2007, representing a net increase of $5.7 million during the first quarter ended March 31, 2008.  The first quarter is typically the company’s slowest period for growth in cash and investment balances, due primarily to the payment of annual bonuses and the payment of payroll taxes in connection with vesting of restricted stock units.

•                  During the first quarter ended March 31, 2008, the company paid $14.6 million in cash dividends.

•                  The company’s board of directors recently declared a regular quarterly cash dividend of $0.20 per share for the thirteenth consecutive quarter.  The dividend is payable on May 30, 2008 to shareholders of record on May 14, 2008.  As previously announced, following the closing of the proposed transaction with FTD Group, Inc., United Online expects to decrease its regular quarterly cash dividend from $0.20 per share to $0.10 per share.

Segment Results for First Quarter Ended March 31, 2008:

Classmates Media:

	(in millions, except percentages)
Financial Highlights	Q1 2008	Q1 2007	% Change
Billable services revenues	$31.2	$22.2	41%
Advertising revenues	20.6	20.2	2%
Segment revenues	$51.9	$42.4	22%
as a % of consolidated revenues	42.6%	32.7%

Segment income from operations	$8.0	$4.3	84%
Segment adjusted OIBDA(1)	$11.8	$5.2	129%
as a % of segment revenues	22.8%	12.2%

•                  Segment revenues were a record $51.9 million, an increase of 22% versus the year-ago quarter, primarily due to continuing strong growth in segment pay accounts.

•                  The segment represented 42.6% of consolidated revenues in the first quarter, versus 32.7% in the year-ago quarter.

•                  Segment adjusted OIBDA(1) was $11.8 million, an increase of 129% versus the year-ago quarter, representing record segment performance for a first quarter.  Segment adjusted OIBDA(1) increased to 22.8% as a percentage of segment revenues versus 12.2% of segment revenues in the year-ago quarter, reflecting operating leverage associated with the higher revenues and disciplined management of operating expenses.

•                  Pay accounts(3) increased by a record 322,000 during the first quarter of 2008, representing the first time quarterly net growth in segment pay accounts has exceeded

300,000.  Segment pay accounts(3) as of March 31, 2008 were 3.5 million, a 45% increase from March 31, 2007.

•                  The segment represented 63.3% of total pay accounts(3) at March 31, 2008, compared to 59.8% at December 31, 2007 and 48.8% at March 31, 2007.

•                  Classmates Media segment active accounts were 13.9 million, an increase of 22% versus the year-ago quarter.

Communications:

	(in millions, except percentages)
Financial Highlights	Q1 2008	Q1 2007	% Change
Billable services revenues	$59.4	$74.1	(20)%
Advertising revenues	10.5	13.3	(21)%
Segment revenues	$69.9	$87.4	(20)%
as a % of consolidated revenues	57.4%	67.3%

Segment income from operations	$20.5	$26.0	(21)%
Segment adjusted OIBDA(1)	$26.8	$29.3	(8)%
as a % of segment revenues	38.4%	33.5%

•                  Segment revenues were $69.9 million, a decrease of 20% versus the year-ago quarter, primarily driven by a decrease in segment pay accounts.

•                  The segment represented 57.4% of consolidated revenues in the first quarter, versus 67.3% in the year-ago quarter.

•                  Segment adjusted OIBDA(1) remained strong at $26.8 million, a decrease of 8% versus the year-ago quarter, and a percentage that was less than half the rate of the year-over-year revenue decline.  In addition, segment adjusted OIBDA(1) of $26.8 million was unchanged compared to the fourth quarter of 2007, despite a reduced revenue base in the first quarter of 2008.

•                  Segment adjusted OIBDA(1) increased to a record 38.4% of segment revenues during the first quarter of 2008, reflecting the company’s continuing efforts in expense management and focus on driving profitability and cash flow.

•                  Pay accounts(3) declined by a net 107,000, an improvement from a net decline of 134,000 pay accounts in the year-ago quarter, representing the first time in more than two years the segment has experienced net pay account losses of less than 110,000 for two consecutive quarters.  Segment pay accounts at March 31, 2008 were 2.0 million.

•                  The segment represented 36.7% of total pay accounts(3) at March 31, 2008, compared to 40.2% at December 31, 2007 and 51.2% at March 31, 2007.

Business Outlook:

The following forward-looking information includes certain projections made by management as of the date of this press release. United Online does not intend to revise or update this information and may not provide this type of information in the future. Due to a variety of factors, actual results may differ significantly from those projected. Factors include, without limitation, the factors referenced later in this announcement under the caption “Cautionary Information Regarding Forward-Looking Statements.” These and other factors are discussed in more detail in the company’s filings with the Securities and Exchange Commission.

Below is the company’s guidance for the quarter ending June 30, 2008 and year ending December 31, 2008, which excludes the impact of the proposed merger with FTD Group, Inc. which is anticipated to close during the third quarter of 2008.

Second Quarter 2008 Guidance:

Second Quarter 2008 (in millions)	Guidance
Revenues	$117.0 - $121.0
Adjusted OIBDA(1)	$34.0 - $38.0

Full Year 2008 Guidance:

The company has increased its 2008 guidance for operating income and adjusted OIBDA(1) to reflect its strong first quarter performance and forward outlook.  The company continues to anticipate a decline in total revenues in 2008 when compared to 2007, as continued decreases in Communications segment revenues are expected to be partially offset by continued increases in Classmates Media segment revenues.

The table below reconciles the company’s guidance for operating income, a GAAP measure, to adjusted OIBDA(1).

Second Quarter and Full-Year 2008	Q2 2008	FY 2008	Prior 2008
(in millions)	Guidance	Guidance	Guidance
GAAP Operating Income	$18.1 — $22.1	$81.2 — $86.2	$74.7 — $80.7
Depreciation	4.8	19.6	20.5
Amortization of intangible assets	2.5	10.2	9.3
Stock-based compensation (a)	8.2	35.3	38.0
Restructuring charges	0.4	0.7	0.5
Adjusted OIBDA(1)	$34.0 - $38.0	$147.0 — $152.0	$143.0 — $149.0

(a) Historically, bonuses for members of senior management were paid primarily in cash. It is anticipated that the bonuses for certain members of senior management for fiscal 2008 will be paid primarily in shares of the company’s common stock. The anticipated change in bonus structure is expected to positively impact adjusted OIBDA(1) in 2008 when compared to prior-year periods.

(1) Adjusted operating income before depreciation and amortization (adjusted OIBDA) is defined by the company as operating income before depreciation; amortization; stock-based compensation; restructuring and related charges; and impairment of goodwill, intangible assets and long-lived assets.  The company’s definition of adjusted OIBDA has been modified from time to time. Management believes that because adjusted OIBDA excludes (1) certain non-cash expenses (such as depreciation, amortization, stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the company’s core operating results over time (such as restructuring and related charges), this measure provides investors with additional useful information to measure the company’s financial performance, particularly with respect to changes in performance from period to period.  Management uses adjusted OIBDA to measure the company’s performance.  The company’s board of directors has used this measure in determining certain compensation incentives for certain members of the company’s management.  Adjusted OIBDA is not determined in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  A limitation associated with the use of adjusted OIBDA is that it does not reflect the periodic costs of certain tangible and intangible assets used in generating revenues in the company’s business.  Management evaluates the costs of such tangible and intangible assets through other financial activities such as evaluations of capital expenditures and purchase accounting.  An additional limitation associated with this measure is that it does not include stock-based compensation expenses related to the company’s workforce.  Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations.  A further limitation associated with the use of this measure is that it does not reflect the costs of restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets.  Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges within its financial press releases and SEC filings, when applicable.   An additional limitation associated with the use of this measure is that the term adjusted OIBDA does not have a standardized meaning.  Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company’s performance in relation to other companies.  Management compensates for this limitation by presenting the most comparable GAAP measure, operating income, directly ahead of adjusted OIBDA within its financial press releases and by providing a reconciliation that shows and describes the adjustments made. A reconciliation to operating income is provided in the accompanying tables.

Adjusted OIBDA for each of the company’s segments is defined by the company as segment income from operations, as set forth in the company’s Forms 10-K and Forms 10-Q, before stock-based compensation, restructuring and related charges and impairment of goodwill, intangible assets and long-lived assets. The company’s definition of adjusted OIBDA for each of the company’s segments has been modified from time to time.  Management believes that because segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues exclude (1) certain non-cash expenses (such as stock-based compensation, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the segment’s core operating results over time (such as restructuring and related charges), these measures provide investors with additional useful information to evaluate the company’s segment financial performance, particularly with respect to changes in performance from period to period.  Segment adjusted OIBDA and segment adjusted OIBDA as a percentage of segment revenues are not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  A limitation associated with this measure is that it does not include stock-based compensation expenses related to the company’s workforce.  Management compensates for this limitation by providing a summary of stock-based compensation expenses on the face of the consolidated statements of operations.  A further limitation associated with the use of these measures is that they do not reflect the costs of restructuring and related charges and impairment charges related to an operating segment.  Management compensates for this limitation by providing supplemental information about restructuring and related charges and impairment charges by segment within its financial press releases and SEC filings, when applicable.  A reconciliation to segment income from operations, its most comparable GAAP financial measure, is provided in the accompanying tables.

(2) Adjusted net income is defined by the company as net income before the after-tax effect of: stock-based compensation; amortization of intangible assets; restructuring and related charges; impairment of goodwill, intangible assets and long-lived assets; and the cumulative effect of a change in accounting principle as a result of the adoption of SFAS 123R, and the re-measurement of certain deferred tax assets.  Management believes that adjusted net income and adjusted diluted net income per share provide investors with additional useful information to measure the company’s financial performance, particularly with respect to changes in performance from period to period, because these measures are exclusive of (1) certain non-cash expenses (such as stock-based compensation, amortization, the cumulative effect of change in accounting principle, and impairment of goodwill, intangible assets and long-lived assets); and (2) expenses that are not reflective of the company’s core results over time (such as restructuring and related charges).  Management also uses adjusted net income and adjusted diluted net income per share for this purpose.  Adjusted net income and adjusted diluted net income per share are not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  The limitations of adjusted net income and adjusted diluted net income per share are that, similar to adjusted OIBDA, they do not include certain costs, and the terms adjusted net income and adjusted diluted net income per share do not have standardized meanings.  Therefore, other companies may use the same or similarly named measures but exclude different items or use different computations, which may not provide investors a comparable view of the company’s performance in relation to other companies.  Management compensates for this limitation by presenting the most comparable GAAP measures, net income and diluted net income per share, directly ahead of adjusted net income and adjusted diluted net income per share within its financial press releases and by providing a reconciliation that shows and describes the adjustments made.  Reconciliations to net income and diluted net income per share are provided in the accompanying tables.

(3) A pay account represents a unique billing relationship with a customer who subscribes to one or more of the company’s services.   A pay account does not equate to a unique subscriber since one subscriber could have several pay accounts.  Classmates Media segment active accounts are defined as: all social networking pay accounts as of the date presented; the monthly average for the period of all free social networking accounts who have visited the company’s domestic or international social networking Web sites, excluding The Names Database, at least once during the period; and the monthly average for the period of all loyalty marketing members who have earned or redeemed points during such period.  Communications segment active accounts are defined as all Communications pay accounts as of the date presented combined with the number of free Communications accounts (access and email users), excluding free Web hosting accounts, that logged on to the company’s services at least once during the preceding 31 days.

(4) Free cash flow is defined by the company as net cash provided by operating activities, less capital expenditures and including the excess tax benefits from stock-based compensation and cash paid for restructuring and related charges.  Management believes that free cash flow provides investors with additional useful information to measure operating liquidity because it reflects the company’s operating cash flows after investing in capital assets and prior to cash paid for restructuring and related charges.  It also fully reflects the tax benefits realized by the company from stock-based compensation.  This measure is used by management, and may also be useful for investors, to assess the company’s ability to pay its quarterly dividend, repay debt obligations, generate cash flow for a variety of strategic opportunities, including reinvestment in the business, and effect potential acquisitions and share repurchases.  Free cash flow is not determined in accordance with GAAP and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with GAAP.  A limitation of free cash flow is that it does not represent the total increase or decrease in cash during the period. An additional limitation associated with the use of this measure is that the term free cash flow does not have a standardized meaning.  Therefore, other companies may use the same or a similarly named measure but exclude different items or use different computations, which may not provide investors a comparable view of the company’s performance in relation to other companies.  Management compensates for this limitation by presenting the most comparable GAAP measure, net cash provided by operating activities, directly ahead of free cash flow within its financial press releases and by providing a reconciliation that shows and describes the adjustments made.  A reconciliation to net cash provided by operating activities is provided in the accompanying tables.

Investor Conference Call Today at 5:00 p.m. ET (2:00 p.m. PT):

United Online will host a conference call today at 5:00 p.m. ET (2:00 p.m. PT) to discuss its quarterly results.  To participate, please dial 877-290-8528 (or 706-643-0852 outside the U.S.), and provide the confirmation code, 44032757.  A live Webcast of the call can also be accessed through the “investors” section of the company’s Web site located at www.unitedonline.com. A recording of the call will be available on the site for seven days, or by dialing (800) 642-1687 (or 706-645-9291 outside of the United States) and the reservation number, 44032757.

About United Online:

United Online, Inc. (Nasdaq: UNTD) is a leading provider of consumer Internet and media services. The company’s Classmates Media services include online social networking (Classmates) and online loyalty marketing (MyPoints). Its Communications services include Internet access (NetZero, Juno) and email. United Online is headquartered in Woodland Hills, CA, with offices in New York, NY; Fort Lee, NJ; Renton, WA; San Francisco, CA; Schaumburg, IL; Erlangen, Germany; and Hyderabad, India. For more information about United Online, please visit www.unitedonline.com.

Cautionary Information Regarding Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on current expectations, estimates and projections about the company’s operations, industry, financial condition, performance and results of operations. Statements containing words such as

“guidance,” “may,” “believe,” “anticipate,” “expect,” “intend,”  “plan,”  “project,” “projections,” “business outlook,” and “estimate” or similar expressions constitute forward-looking statements.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.   These statements include, without limitation, expectations regarding future: financial performance; depreciation and amortization; stock-based compensation; and restructuring and related charges; business strategies and product plans of the company; and statements regarding the anticipated impact or benefits of pending acquisitions, including the acquisition of FTD Group, Inc., and other transactions described or referenced herein. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. Reported results should not be considered an indication of future performance. Potential risks and uncertainties include, among others: the effect of competition; the company’s inability to retain its free and pay accounts and the rate at which free and pay accounts sign up for or use the company’s services; changes in pay accounts and the mix of pay accounts; the company’s inability to increase or maintain its advertising revenues; the effects of changes in marketing expenditures or shifts in marketing expenditures; the effects of seasonality; changes in stock-based compensation; changes in amortization or depreciation due to a variety of factors; potential write down, reserve against or impairment of assets including receivables, goodwill, intangibles or other assets including capitalized transaction-related costs associated with the Classmates Media Corporation IPO and the proposed merger with FTD Group; that the company will incur additional restructuring and related charges or currently anticipated restructuring and related charges will be greater than anticipated; risks associated with the commercialization of new services; changes in tax laws, the company’s business or other factors that would impact anticipated tax benefits; the company’s ability to successfully identify, consummate and integrate acquisitions, including:   the failure to satisfy any of the conditions to complete the proposed merger with FTD Group; the failure to obtain financing to complete the transaction; the failure of the transaction to be accretive to earnings per share when anticipated, if ever; the inability to successfully integrate the businesses and operations of the company and FTD Group; the failure to achieve cost savings and other benefits; the impact of, and restrictions associated with, the debt incurred in connection with the transaction; the transaction costs being greater than anticipated; unanticipated delays as a result of regulatory issues or other factors; and risks associated with the combined business as well as the risk factors relating to each business as disclosed in the company’s and FTD Group’s respective filings with the Securities and Exchange Commission; the company’s ability to obtain additional financing; problems associated with the company’s operations, systems or technologies; the company’s inability to retain key customers and key personnel; risks associated with litigation; governmental regulation; and the effects of discontinuing or discontinued business operations.  In addition, the payment of future dividends and any possible share repurchases are discretionary and will be subject to determination by the Board of Directors each quarter and from time to time following its review of the company’s financial performance and other factors. From time to time, the company considers acquisitions or divestitures that, if consummated, could be material. Forward-looking statements regarding financial metrics are based upon the assumption that no such acquisition, including the proposed FTD Group acquisition, or divestiture is consummated during the relevant periods. If an acquisition or divestiture were consummated, actual results could differ materially from any forward-looking statements. More information about potential factors that could affect the company’s business and financial results is included in the company’s annual and quarterly reports filed with the Securities and Exchange Commission (http://www.sec.gov), including, without limitation, information under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

The company intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a proxy statement/prospectus of FTD Group and the company and other relevant materials in connection with the proposed transaction.  Investors and stockholders are urged to read the proxy statement/prospectus and Registration Statement, and any and all amendments or supplements thereto, when they become available because they will contain important information about the proposed transaction, including risk factors relating to the transaction, the FTD Group business, and the company’s proposed financing of the transaction.  Investors and stockholders may obtain a free copy of the proxy statement/prospectus and Registration Statement (when available), as well as other documents filed by the company with the SEC, at the SEC’s Web site at www.sec.gov.  Investors and stockholders may also obtain a free copy of the proxy statement/prospectus and Registration Statement and the respective filings with the SEC directly from the company by directing a request to Erik Randerson at (818) 287-3350.

CONTACT:  United Online, Inc.

Investors:

Erik Randerson, CFA

818-287-3350

investor@untd.com

Press:

Scott Matulis

818-287-3388

pr@untd.com

UNITED ONLINE, INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Quarter Ended March 31,
	2008	2007

Revenues	$121,811	$129,851
Operating expenses:
Cost of revenues(a)	27,839	29,247
Sales and marketing(a)	36,781	46,025
Product development(a)	12,902	13,471
General and administrative(a)	20,884	15,489
Amortization of intangible assets	2,836	3,495
Restructuring charges	206	—
Total operating expenses	101,448	107,727

Operating income	20,363	22,124

Interest and other income, net	1,808	1,700
Interest expense	(166)	(360)

Income before income taxes	22,005	23,464
Provision for income taxes	9,003	10,436
Net income	$13,002	$13,028

Basic net income per share	$0.19	$0.20

Diluted net income per share	$0.19	$0.19

Shares used to calculate basic net income per share	68,145	65,627
Shares used to calculate diluted net income per share	69,727	68,080
Shares outstanding at end of period	68,563	66,420

(a) Stock-based compensation was allocated as follows:
Cost of revenues	$220	$194
Sales and marketing	1,588	892
Product development	1,288	1,245
General and administrative	6,914	1,716
Total stock-based compensation	$10,010	$4,047

UNITED ONLINE, INC.

Unaudited Reconciliations of Non-GAAP Financial Data

(in thousands)

Unaudited Reconciliation of Operating Income to Adjusted Operating Income Before Depreciation and Amortization (OIBDA)(1)

	Quarter Ended March 31,
	2008	2007
Operating income	$20,363	$22,124
Depreciation	5,239	4,745
Amortization of intangible assets	2,836	3,495
Operating income before depreciation and amortization	28,438	30,364
Stock-based compensation	10,010	4,047
Restructuring charges	206	—
Adjusted operating income before depreciation and amortization	$38,654	$34,411

Unaudited Reconciliation of Segment Income from Operations to Segment Adjusted OIBDA(1)

	Quarter Ended March 31,
	2008	2007
Classmates Media:
Segment income from operations	$7,953	$4,321
Stock-based compensation	3,863	837
Segment adjusted operating income before depreciation and amortization	$11,816	$5,158

Communications:
Segment income from operations	$20,485	$26,043
Stock-based compensation	6,147	3,210
Restructuring charges	206	—
Segment adjusted operating income before depreciation and amortization	$26,838	$29,253

UNITED ONLINE, INC.

Unaudited Reconciliation of Net Income to Adjusted Net Income(2)

(in thousands, except per share amounts)

	Quarter Ended March 31,
	2008	2007

Net income	$13,002	$13,028
Add (deduct):
Stock-based compensation	10,010	4,047
Amortization of intangible assets	2,836	3,495
Restructuring charges	206	—
	26,054	20,570

Income tax effect of adjusting entries	(3,840)	(2,049)
Adjusted net income	$22,214	$18,521

Basic net income per share	$0.19	$0.20
Diluted net income per share	$0.19	$0.19

Adjusted basic net income per share	$0.33	$0.28
Adjusted diluted net income per share	$0.31	$0.27

Shares used to calculate basic net income per share	68,145	65,627
Shares used to calculate diluted net income per share	69,727	68,080

Shares used to calculate adjusted basic net income per share	68,145	65,627
Shares used to calculate adjusted diluted net income per share(a)	72,154	69,089

(a) Includes the adjustment of shares used to calculate diluted net income per share resulting from the elimination of stock-based compensation.

UNITED ONLINE, INC.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	March 31, 2008	December 31, 2007

ASSETS
Cash, cash equivalents and short-term investments	$224,015	$218,307
Accounts receivable, net	25,228	28,765
Deferred tax assets, net	64,964	64,609
Property and equipment, net	37,129	39,570
Goodwill and intangible assets, net	170,369	173,267
Other assets	24,153	27,875
Total assets	$545,858	$552,393

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$36,642	$38,095
Accrued liabilities	17,992	30,586
Member redemption liability	23,755	24,560
Deferred revenue	72,813	67,777
Capital leases	9	13
Other liabilities	10,845	10,734
Total liabilities	162,056	171,765

Stockholders’ equity	383,802	380,628

Total liabilities and stockholders’ equity	$545,858	$552,393

UNITED ONLINE, INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Quarter Ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,002	$13,028
activities:
Depreciation, amortization and stock-based compensation	18,085	12,287
Provision for doubtful accounts receivable	318	(206)
Deferred taxes and other	(191)	(192)
Tax benefits from stock-based compensation	77	1,169
Excess tax benefits from stock-based compensation	(226)	(868)
Change in operating assets and liabilities:
Accounts receivable	3,220	1,692
Other assets	5,908	(1,060)
Accounts payable and accrued liabilities	(15,536)	(7,028)
Member redemption liability	(805)	1,193
Deferred revenue	5,037	5,246
Other liabilities	110	(55)
Net cash provided by operating activities	28,999	25,206

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,799)	(5,797)
Purchases of short-term investments	(69,268)	(79,491)
Proceeds from maturities of short-term investments	22,985	4,245
Proceeds from sales of short-term investments	9,273	66,795
Cash paid for pending acquisition	(682)	—
Proceeds from sales of assets, net	9	14
Net cash used for investing activities	(40,482)	(14,234)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(4)	(4)
Proceeds from exercises of stock options	694	1,883
Repurchases of common stock	(6,162)	(2,657)
Payments for dividends	(14,569)	(13,727)
Excess tax benefits from stock-based compensation	226	868
Net cash used for financing activities	(19,815)	(13,637)

Effect of exchange rate changes on cash and cash equivalents	(112)	(2)

Change in cash and cash equivalents	(31,410)	(2,667)
Cash and cash equivalents, beginning of period	149,507	19,252
Cash and cash equivalents, end of period	$118,097	$16,585

UNITED ONLINE, INC.

Unaudited Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(4)

(in thousands)

	Quarter Ended March 31,
	2008	2007
Net cash provided by operating activities	$28,999	$25,206
Add (deduct):
Capital expenditures	(2,799)	(5,797)
Excess tax benefits from stock-based compensation	226	868
Cash paid for restructuring charges	151	—
Free cash flow	$26,577	$20,277

UNITED ONLINE, INC.

Unaudited Segment Information(a)

(in thousands)

	Quarter Ended March 31, 2008
	Classmates Media	Communications	Total

Billable services	$31,241	$59,421	$90,662
Advertising	20,643	10,506	31,149
Total revenues	51,884	69,927	121,811

Operating expenses:
Cost of revenue	10,212	17,627	27,839
Sales and marketing	19,646	17,135	36,781
Product development	5,430	7,472	12,902
General and administrative	10,706	10,178	20,884
Amortization of intangible assets	2,375	461	2,836
Restructuring charges	—	206	206
Total operating expenses	48,369	53,079	101,448

Operating income	3,515	16,848	20,363

Depreciation	2,063	3,176	5,239
Amortization of intangible assets	2,375	461	2,836
Operating income before depreciation and amortization	7,953	20,485	28,438
Stock-based compensation	3,863	6,147	10,010
Restructuring charges	—	206	206
Adjusted operating income before depreciation and amortization	$11,816	$26,838	$38,654

	Quarter Ended March 31, 2007
	Classmates Media	Communications	Total

Billable services	$22,227	$74,093	$96,320
Advertising	20,207	13,324	33,531
Total revenues	42,434	87,417	129,851

Operating expenses:
Cost of revenue	9,394	19,853	29,247
Sales and marketing	20,465	25,560	46,025
Product development	3,703	9,768	13,471
General and administrative	6,466	9,023	15,489
Amortization of intangible assets	2,848	647	3,495
Total operating expenses	42,876	64,851	107,727

Operating income (loss)	(442)	22,566	22,124

Depreciation	1,915	2,830	4,745
Amortization of intangible assets	2,848	647	3,495
Operating income before depreciation and amortization	4,321	26,043	30,364
Stock-based compensation	837	3,210	4,047
Adjusted operating income before depreciation and amortization	$5,158	$29,253	$34,411

(a) Segment results for the quarter ended March 31, 2007 have been adjusted to conform with the current segment reporting structure, which was modified in Q4 2007.

UNITED ONLINE, INC.

Unaudited Selected Quarterly Historical Key Metrics (a)

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007

Consolidated:
Total pay accounts(b) (in thousands)	5,564	5,349	5,239	5,118	4,984
Number of employees at end of period	908	928	999	985	1,008

Classmates Media:
Segment revenues(e) (in thousands)	$51,884	$53,273	$49,972	$47,740	$42,434
% of Total revenues	42.6%	42.5%	39.4%	36.3%	32.7%

Pay accounts (in thousands)	3,521	3,199	2,983	2,710	2,433
% of Total pay accounts	63.3%	59.8%	56.9%	53.0%	48.8%

Segment active accounts(c)(d) (in millions)	13.9	12.6	12.8	11.7	11.4

Communications:
Segment revenues(e) (in thousands)	$69,927	$72,137	$76,853	$83,677	$87,417
% of Total revenues	57.4%	57.5%	60.6%	63.7%	67.3%

Pay accounts(b) (in thousands):
Access	1,682	1,786	1,886	2,016	2,158
Other	361	364	370	392	393
Total Communications pay accounts(b)	2,043	2,150	2,256	2,408	2,551
% of Total pay accounts	36.7%	40.2%	43.1%	47.0%	51.2%

Segment active accounts(f) (in millions)	3.1	3.3	3.5	3.7	3.9

(a) More information on the financial results for these quarters can be found in the company’s filings with the Securities and Exchange Commission.

(b) Growth in pay accounts during the quarter ended September 30, 2007 includes a loss of 18,000 pay accounts resulting from the company’s decision to exit the photo sharing business.  Growth in pay accounts during the quarter ended December 31, 2007 includes a loss of 6,000 pay accounts resulting from the company’s decision to exit the VoIP business.

(c) Classmates Media active accounts represent: all social networking pay accounts as of the date presented; the monthly average for the period of all free social networking accounts who have visited the company’s domestic or international social networking Web sites, excluding The Names Database, at least once during the period; and the monthly average for the period of all loyalty marketing members who have earned or redeemed points during such period.

(d) The numbers of active international accounts prior to the quarter ended June 30, 2007 were derived by dividing the actual total numbers of visits by an estimate of the number of times a user returned to the site during the period.

(e) Segment results for all prior periods have been adjusted to conform with the current segment reporting structure, which was modified in Q4 2007.

(f) Communications segment active accounts are defined as all Communications pay accounts as of the date presented combined with the number of free Communications accounts (access and email users), excluding free Web hosting accounts, that logged on to the company’s services at least once during the preceding 31 days.